UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                          FORM 12b-25

    NOTIFICATION OF LATE FILING        SEC FILE NUMBER
                                       000-07207

                                       CUSIP NUMBER
                                       001045-63690410

                          (Check One)


[ ] Form 10-K and Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K
[X] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

    For Period Ended:  December 26, 1998..................

    [ ] Transition Report on Form 10-K
    [ ] Transition Report on Form 20-F
    [ ] Transition Report on Form 11-K
    [ ] Transition Report on Form 10-Q
    [ ] Transition Report on Form N-SAR

    For the Transition Period Ended: .....................


    Read Attached Instruction Sheet Before Preparing Form.
    Please Print or Type

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


    If the notification related to a portion of the filing
checked
above, identify the Item(s) to which the notification relates:
 ...........................................................
 ...........................................................


Part I -- Registrant Information


    Full Name of Registrant       National Micronetics, Inc.


    Former Name if Applicable     Not Applicable

    Address of Principal Executive Office (Street and Number)

    71 Smith Avenue
    Kingston, New York  12401............................

        City, State and Zip Code

Part II -- Rules 12b-25(b) and (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule
12b-25(b), the following should be completed. (Check box if appropriate)

    [X]       (a)  The reasons described in reasonable
         detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    [X]       (b)  The subject annual report, semi-annual
         report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    [ ]       (c)  The accountant's statement or other
         exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III -- Narrative


State below in reasonable detail the reasons why Form 10-K and Form
10-KSB, Form 20-F, Form 11-K, Form 10-Q and Form 10-QSB, Form N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

    On December 1, 1998, the board of directors of National Micronetics, Inc., a Delaware corporation (the "Company") decided to terminate all business operations of the Company, to liquidate its assets and to dissolve, set January 8, 1999 as the record date to determine stockholders of record to approve the dissolution of the Company and called the annual meeting of stockholders which will be held on February 26, 1999 to approve the dissolution of the
Company.

    As a result, effective as of December 1, 1998, generally accepted accounting principles obligated the Company to prepare the quarterly consolidated financial statements of the Company and its subsidiaries for the fiscal quarter ended December 26, 1998 on a liquidation basis, rather than on a going concern basis.

    The undersigned, as the treasurer of the Company, has encountered many difficulties while endeavoring to change from preparing going concern basis financial statements to preparing liquidation basis financial statements.

    Therefore, the undersigned, as the treasurer of the Company, requires additional time to prepare liquidation basis unaudited consolidated financial statements of the Company and its subsidiaries for the fiscal quarter and for the fiscal six-month period ended December 26, 1998 to include in the quarterly report on Form 10-Q in a manner which will be satisfactory to the independent public accountant of the Company.

    Since receiving the suggestions of the independent public accountant of the Company, the undersigned, as the treasurer of the
Company, has not had time to prepare a final satisfactory draft of
the liquidation basis unaudited consolidated financial
statements
of the Company and its subsidiaries for the fiscal quarter ended December 26, 1998 and for the fiscal six-month period ended December 26, 1998 to enable the Company to file a timely quarterly report on Form 10-Q for the fiscal quarter ended December 26,
1998
on or before February 9, 1999.

    The undersigned, as the treasurer of the Company, wants the liquidation basis unaudited consolidated financial statements of the Company and its subsidiaries for the fiscal quarter ended December 26, 1998 and for the fiscal six-month period ended December 26, 1998 to be as accurate and complete as possible.

    The undersigned, as the treasurer of the Company, is taking all necessary steps to enable the Company to file a quarterly report on Form 10-Q for the fiscal quarter ended December 26,
1998
on or before February 16, 1999.

    February 16, 1999 is two days after February 14, 1999, which is five calendar days after February 9, 1999, which is forty-five days after December 26, 1998. Since February 14, 1999 is a Sunday and February 15, 1999 is President's Day, February 16, 1999 is the last day upon which the Company may file a quarterly report on Form 10-Q for the fiscal quarter ended December 26, 1998 in reliance on Rule 12b-25.

Part IV -- Other Information

    (1) Name and telephone number of person to contact in regard to this notification

 ..... Dr. Heehwan Lee..................(914) 338-0333...........
         (Name)              (Area Code) (Telephone Number)

    (2)  Have all other periodic reports required under section
13
or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                             [X]  Yes      [ ]  No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or section thereof?

                             [X]  Yes      [ ]  No

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    The Company had no revenues during the fiscal quarters ended December 26, 1998 and December 27, 1997 and the fiscal six-month period ended December 26, 1998 and hardly any revenues during the fiscal six-month period ended December 27, 1997; however, the expenses of the Company differed during the fiscal quarters ended
December 26, 1998 and December 27, 1999 and during the fiscal six-month periods ended December 26, 1998 and December 27, 1997.




    The Company is unable to attach an explanation of the anticipated change in the results of operations during the fiscal quarter ended December 26, 1998 and the fiscal six-month period ended December 26, 1998 from the results of operations during the fiscal quarter ended December 27, 1997 and the fiscal six-month period ended December 27, 1997, because the Company has not completed the preparation of the liquidation basis financial statements for the fiscal quarter ended December 26, 1998 and for the fiscal six-month period ended December 26, 1998.

    The Company anticipates that merely the change from a going concern basis of accounting for the fiscal quarter ended December
27, 1997 and the fiscal six-month period ended December 27, 1997 to a liquidation basis of accounting for the fiscal quarter ended December 26, 1998 and the fiscal six-month period ended December 26, 1998 may result in a significant change in results of operations from the fiscal quarter ended December 27, 1997 and the fiscal six-month period ended December 27, 1997 which will be reflected by the earnings statements to be included in the quarterly report on Form 10-Q of the Company for the fiscal quarter ended December 26, 1998.


                   NATIONAL MICRONETICS, INC.
        ...................................................
          (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                             National Micronetics, Inc.


Date:  February 8, 1999      By /s/  Heehwan Lee
     Kingston, New York           Heehwan Lee
                                  President, Treasurer
                                  and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.